Exhibit 99.35

News Release

August 31, 2011

Just Energy Group Inc. Announces $100,000,000 Public Offering of Convertible Unsecured

Subordinated Debentures

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE

UNITED STATES

Just Energy Group Inc. (“Just Energy” or the “Company”) announced today that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by CIBC, National Bank Financial Inc. and RBC Capital Markets pursuant to which Just Energy has agreed to issue, on a “bought deal” basis, $100,000,000 aggregate principal amount of convertible unsecured subordinated debentures (the “Debentures”) at a price of $1,000 per Debenture (the “Offering”). The Debentures will bear interest from the date of issue at 5.75% per annum, with interest payable semi-annually in arrears on March 31 and September 30 each year (each an “Interest Payment Date”) commencing March 31, 2012. The Debentures will mature on September 30, 2018 (the “Maturity Date”).

Just Energy has granted to the Underwriters an overallotment option to purchase up to an additional $15,000,000 aggregate principal amount of Debentures at the same price, exercisable in whole or in part at any time for a period of up to 30 days following closing of the Offering, to cover over-allotments.

Just Energy intends to use the net proceeds of the Offering to fund future acquisitions including the acquisition of Fulcrum Retail Holdings LLC and for general corporate purposes.

Each $1,000 principal amount of the Debentures will be convertible at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the last business day immediately preceding the date fixed for redemption, into 56.0224 common shares of Just Energy, representing a conversion price of $17.85 (the “Conversion Price”), subject to certain anti-dilution provisions. Holders who convert their Debentures will receive accrued and unpaid interest for the period from the date of the latest Interest Payment Date to, but excluding, the date of conversion.

The Debentures will not be redeemable at the option of the Company on or before September 30, 2014. After September 30, 2014 and prior to September 30, 2016, the Debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days and not less than 30 days prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange (the “TSX”) for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the Conversion Price. On or after September 30, 2016, the Debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days and not less than 30 days prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The agreement entered into with the Underwriters contemplates that the Debentures will be offered by Just Energy under a short form prospectus to be filed in each of the provinces of Canada, other than Quebec. Closing of the Offering is expected to occur on or about September 22, 2011. Completion of the Offering, which is not conditional on the completion of acquisition of Fulcrum Retail Holdings LLC, is subject to the satisfaction or waiver of various conditions, such as the receipt of normal regulatory approvals, including approval of the TSX.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of Just Energy in the United States. The Debentures described in this news release (and any common shares of Just Energy issued upon the conversion, redemption or maturity of the Debentures) have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state and may not be offered, sold or delivered in the United States absent an exemption from registration.

Just Energy Group Inc.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also launched, Hudson Solar, a solar project development platform in New Jersey.

For further information, please contact Rebecca MacDonald, Executive Chair at (416) 367-2872 or Ken Hartwick, Chief Executive Officer & President at (905) 795-3557 or Beth Summers, Chief Financial Officer at (905) 795-4206 or by e-mail at: fundinfo@justenergy.com or visit our website at www.justenergygroup.com.

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.

FORWARD-LOOKING STATEMENTS

Just Energy’s press releases may contain forward-looking statements including statements pertaining to closing of the Offering and the anticipated timing thereof, customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, distributable cash, and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure to satisfy any of the conditions to the completion of the Offering levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or distribution levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at ww.sedar.com or through Just Energy’s website at www.justenergygroup.com.